Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Year Ended December 31,
	2011	2010	2009	2008	2007
Loss:
Loss from continuing operations	$(48,214)	$(40,112)	$(19,885)	$(14,542)	$(7,226)
Add: Fixed charges	4,012	2,516	1,232	1,540	211
Less: Capitalized interest	(297)	—	—	—	—

Total loss	$(44,499)	$(37,596)	$(18,653)	$(13,002)	$(7,015)

Fixed Charges:
Interest expense	$2,649	$1,612	$868	$283	$86
Amortization and expensing of debt expense	928	762	235	1,102	54
Interest component of rent expense	138	142	129	155	71
Capitalized interest	297	—	—	—	—

Total fixed charges	$4,012	$2,516	$1,232	$1,540	$211

Ratio of Earnings to Fixed Charges	—	—	—	—	—
Deficiency of Earnings Available to Cover Fixed Charges	$(48,511)	$(40,112)	$(19,885)	$(14,542)	$(7,226)